

Statement to Certificateholder

Distribution Information	Deal Information

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information   *(Not Applicable)*

4. Interest Summary

5. Other Income Detail   *(Not Applicable)*

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts   *(Not Applicable)*

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages

16. Overcollateralization Summary   *(Not Applicable)*

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts   *(Not Applicable)*

18. Performance Tests

19. Lender Paid Mortgage Insurance   *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Accredit Loans Inc, 2006-QS4
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	04/27/2006
First Distribution Date:	05/25/2006
Determination Date:	10/23/2006
Distribution Date:	10/25/2006
Record Date:	
Book-Entry:	10/24/2006
Definitive:	09/29/2006
Variable Book Entry:	10/24/2006
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Rona Hsu
Telephone:	818-260-1508
Pool(s) :	40336



Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS4

October 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	749228AA0	39,053,000.00	39,053,000.00	6.00000000	0.00	195,265.00	195,265.00	0.00	0.00	0.00	39,053,000.00
A-2	749228AB8	198,487,000.00	195,336,004.48	6.00000000	938,062.22	976,680.02	1,914,742.24	0.00	0.00	0.00	194,397,942.26
A-3	749228AC6	4,413,000.00	4,413,000.00	6.00000000	0.00	22,065.00	22,065.00	0.00	0.00	0.00	4,413,000.00
A-4	749228AD4	70,011,000.00	70,011,000.00	6.00000000	0.00	350,055.00	350,055.00	0.00	0.00	0.00	70,011,000.00
A-5	749228AE2	40,000,000.00	34,611,502.43	5.83000000	1,286,539.16	168,154.22	1,454,693.38	0.00	0.00	0.00	33,324,963.27
A-6	749228AF9	112,867,000.00 [1]	97,662,411.13 [1]	0.25000005	0.00	20,346.34	20,346.34	0.00	0.00	0.00	94,032,215.73 [1]
A-7	749228AG7	13,670,000.00	10,262,466.39	4.70999993	520,301.87	40,280.18	560,582.05	0.00	0.00	0.00	9,742,164.52
A-8	749228AH5	41,010,000.00	30,787,399.18	6.43000011	1,560,905.63	164,969.15	1,725,874.78	0.00	0.00	0.00	29,226,493.55
A-9	749228AJ1	199,950,000.00	182,978,305.22	6.00000000	3,528,221.24	914,891.53	4,443,112.77	0.00	0.00	0.00	179,450,083.98
A-10	749228AK8	17,596,000.00	17,596,000.00	6.00000000	0.00	87,980.00	87,980.00	0.00	0.00	0.00	17,596,000.00
A-11	749228AL6	3,050,000.00	2,791,116.93	6.00000000	53,818.82	13,955.58	67,774.40	0.00	0.00	0.00	2,737,298.11
A-12	749228AM4	72,867,000.00	63,050,908.70	5.83000000	2,343,656.24	306,322.33	2,649,978.57	0.00	0.00	0.00	60,707,252.46
A-P	749228AN2	1,376,143.75	1,358,021.07	0.00000000	1,581.73	0.00	1,581.73	0.00	0.00	0.00	1,356,439.34
A-V	749228AP7	752,261,100.13 [1]	702,892,068.20 [1]	0.71108802	0.00	416,515.11	416,515.11	0.00	0.00	0.00	692,632,774.09 [1]
R-I	749228AQ5	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	749228AR3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	749228AS1	28,209,000.00	28,134,328.63	6.00000000	14,559.10	140,671.64	155,230.74	0.00	0.00	0.00	28,119,769.53
M-2	749228AT9	7,523,000.00	7,503,086.05	6.00000000	3,882.74	37,515.43	41,398.17	0.00	0.00	0.00	7,499,203.31
M-3	749228AU6	5,642,000.00	5,627,065.20	6.00000000	2,911.93	28,135.33	31,047.26	0.00	0.00	0.00	5,624,153.27
B-1	749228AV4	3,761,000.00	3,751,044.35	6.00000000	1,941.11	18,755.22	20,696.33	0.00	0.00	0.00	3,749,103.24
B-2	749228AW2	3,009,800.00	3,001,832.83	6.00000000	1,553.40	15,009.16	16,562.56	0.00	0.00	0.00	3,000,279.43
B-3	749228AX0	2,632,956.38	2,625,986.74	6.00000000	1,358.90	13,129.93	14,488.83	0.00	0.00	0.00	2,624,627.84
Deal Totals		**752,261,100.13**	**702,892,068.20**		**10,259,294.09**	**3,930,696.17**	**14,189,990.26**	**0.00**	**0.00**	**0.00**	**692,632,774.11**



Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS4
October 25, 2006

1. Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	749228AA0	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-2	749228AB8	984.12492748	4.72606377	4.92062463	9.64668840	0.00000000	0.00000000	979.39886370
A-3	749228AC6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	749228AD4	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-5	749228AE2	865.28756075	32.16347900	4.20385550	36.36733450	0.00000000	0.00000000	833.12408175
A-6	749228AF9	865.28756085	0.00000000	0.18026828	0.18026828	0.00000000	0.00000000	833.12408171
A-7	749228AG7	750.72907023	38.06158522	2.94661156	41.00819678	0.00000000	0.00000000	712.66748500
A-8	749228AH5	750.72907047	38.06158571	4.02265667	42.08424238	0.00000000	0.00000000	712.66748476
A-9	749228AJ1	915.12030618	17.64551758	4.57560155	22.22111913	0.00000000	0.00000000	897.47478860
A-10	749228AK8	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-11	749228AL6	915.12030492	17.64551475	4.57560000	22.22111475	0.00000000	0.00000000	897.47479016
A-12	749228AM4	865.28756090	32.16347922	4.20385538	36.36733460	0.00000000	0.00000000	833.12408168
A-P	749228AN2	986.83082345	1.14939300	0.00000000	1.14939300	0.00000000	0.00000000	985.68143045
A-V	749228AP7	934.37247796	0.00000000	0.55368423	0.55368423	0.00000000	0.00000000	920.73453482
R-I	749228AQ5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	749228AR3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	749228AS1	997.35292389	0.51611542	4.98676451	5.50287993	0.00000000	0.00000000	996.83680847
M-2	749228AT9	997.35292437	0.51611591	4.98676459	5.50288050	0.00000000	0.00000000	996.83680845
M-3	749228AU6	997.35292449	0.51611663	4.98676533	5.50288196	0.00000000	0.00000000	996.83680787
B-1	749228AV4	997.35292475	0.51611539	4.98676416	5.50287955	0.00000000	0.00000000	996.83680936
B-2	749228AW2	997.35292378	0.51611403	4.98676324	5.50287727	0.00000000	0.00000000	996.83680975
B-3	749228AX0	997.35292235	0.51611185	4.98676321	5.50287506	0.00000000	0.00000000	996.83681049

Deal Factor :	92.07345348%



4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2006	09/30/2006	30/360	39,053,000.00	6.00000000	195,265.00	0.00	0.00	0.00	0.00	195,265.00	0.00
A-2	09/01/2006	09/30/2006	30/360	195,336,004.48	6.00000000	976,680.02	0.00	0.00	0.00	0.00	976,680.02	0.00
A-3	09/01/2006	09/30/2006	30/360	4,413,000.00	6.00000000	22,065.00	0.00	0.00	0.00	0.00	22,065.00	0.00
A-4	09/01/2006	09/30/2006	30/360	70,011,000.00	6.00000000	350,055.00	0.00	0.00	0.00	0.00	350,055.00	0.00
A-5	09/25/2006	10/24/2006	30/360	34,611,502.43	5.83000000	168,154.22	0.00	0.00	0.00	0.00	168,154.22	0.00
A-6	09/25/2006	10/24/2006	30/360	97,662,411.13 [1]	0.25000005	20,346.34	0.00	0.00	0.00	0.00	20,346.34	0.00
A-7	09/01/2006	09/30/2006	30/360	10,262,466.39	4.70999993	40,280.18	0.00	0.00	0.00	0.00	40,280.18	0.00
A-8	09/01/2006	09/30/2006	30/360	30,787,399.18	6.43000011	164,969.15	0.00	0.00	0.00	0.00	164,969.15	0.00
A-9	09/01/2006	09/30/2006	30/360	182,978,305.22	6.00000000	914,891.53	0.00	0.00	0.00	0.00	914,891.53	0.00
A-10	09/01/2006	09/30/2006	30/360	17,596,000.00	6.00000000	87,980.00	0.00	0.00	0.00	0.00	87,980.00	0.00
A-11	09/01/2006	09/30/2006	30/360	2,791,116.93	6.00000000	13,955.58	0.00	0.00	0.00	0.00	13,955.58	0.00
A-12	09/25/2006	10/24/2006	30/360	63,050,908.70	5.83000000	306,322.33	0.00	0.00	0.00	0.00	306,322.33	0.00
A-V	09/01/2006	09/30/2006	30/360	702,892,068.20 [1]	0.71108802	416,515.11	0.00	0.00	0.00	0.00	416,515.11	0.00
M-1	09/01/2006	09/30/2006	30/360	28,134,328.63	6.00000000	140,671.64	0.00	0.00	0.00	0.00	140,671.64	0.00
M-2	09/01/2006	09/30/2006	30/360	7,503,086.05	6.00000000	37,515.43	0.00	0.00	0.00	0.00	37,515.43	0.00
M-3	09/01/2006	09/30/2006	30/360	5,627,065.20	6.00000000	28,135.33	0.00	0.00	0.00	0.00	28,135.33	0.00
B-1	09/01/2006	09/30/2006	30/360	3,751,044.35	6.00000000	18,755.22	0.00	0.00	0.00	0.00	18,755.22	0.00
B-2	09/01/2006	09/30/2006	30/360	3,001,832.83	6.00000000	15,009.16	0.00	0.00	0.00	0.00	15,009.16	0.00
B-3	09/01/2006	09/30/2006	30/360	2,625,986.74	6.00000000	13,129.93	0.00	0.00	0.00	0.00	13,129.93	0.00
Deal Totals				**701,534,047.13**		**3,930,696.17**	**0.00**	**0.00**	**0.00**	**0.00**	**3,930,696.17**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.33000000	A-5, A-6, A-7, A-12, A-8


6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	8,520.17	8,520.17	0.00	0	0.00	150,373.63	37,233.67	158,267.02	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	3,432	752,261,100.13	3,241	702,892,068.20	457	117,986.82	49	9,777,474.59	0	0.00	0	0.00	3,192	692,632,774.09

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.03320868	7.02732107	351.98	351.98	6.69949615	6.69446189	6.69949615	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	15.65%	17.06%	14.71%		14.71%



9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,086	666,791,444.32	2	395,949.70	0	0.00	0	0.00	0.00	3,088	667,187,394.02
30 days	70	16,268,018.61	1	180,369.57	0	0.00	0	0.00	0.00	71	16,448,388.18
60 days	21	4,623,850.61	0	0.00	0	0.00	0	0.00	0.00	21	4,623,850.61
90 days	3	2,174,616.00	0	0.00	0	0.00	0	0.00	0.00	3	2,174,616.00
120 days	4	1,505,641.97	0	0.00	3	362,703.08	0	0.00	0.00	7	1,868,345.05
150 days	1	233,368.26	0	0.00	1	96,811.97	0	0.00	0.00	2	330,180.23
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	3,185	691,596,939.77	3	576,319.27	4	459,515.05	0	0.00	0.00	3,192	692,632,774.09
Current	96.68%	96.27%	0.06%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	96.74%	96.33%
30 days	2.19%	2.35%	0.03%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	2.22%	2.37%
60 days	0.66%	0.67%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.66%	0.67%
90 days	0.09%	0.31%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.09%	0.31%
120 days	0.13%	0.22%	0.00%	0.00%	0.09%	0.05%	0.00%	0.00%	0.00%	0.22%	0.27%
150 days	0.03%	0.03%	0.00%	0.00%	0.03%	0.01%	0.00%	0.00%	0.00%	0.06%	0.05%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.78%	99.85%	0.09%	0.08%	0.13%	0.07%	0.00%	0.00%	0.00%	100.00%	100.00%

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.



11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
Totals			**Totals**			**Totals**			**Totals**			**Totals**		
1 Month	71	16,448,388.18	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	2.22%	2.37%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	21	4,623,850.61	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.66%	0.67%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	3	2,174,616.00	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.09%	0.31%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	7	1,868,345.05	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.22%	0.27%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	2	330,180.23	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.06%	0.05%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%



12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00



13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Total Realized Loss	11.25	0.00	0.00	0.00	11.25

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	11.25
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance



D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**7,522,611.00**	**22,567,833.00**	**286,578.00**

14. Credit Enhancement Report

Reserve Accounts

			DEPOSITS		WITHDRAWALS		
Description	Source	Beginning Balance	Investment Earnings	Other Deposits	Draws	Releases	Ending Balance
YMA RESERVE	Citigroup Global Markets, Inc.	0.00	0.00	6,510.83	6,510.83	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
CLASS A-5 Yield Maintenance Agreement	Bank Of New York	03/01/2010	2,307.43	0.00
CLASS A-12 Yield Maintenance Agreement	Bank Of New York	11/01/2013	4,203.39	0.00

Class A-12- The excess yield maintenance payment of $63.34 was
remitted to Citigroup Global Markets Inc.


15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.78105689%	100.00000000%

	Ending Percentage
M-1	4.26504420%
M-2	1.13743584%
M-3	0.85303908%
Class M Total:	6.25551912%
B-1	0.56864232%
B-2	0.45506505%
B-3	0.39808839%
Class B Total:	1.42179576%



18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
Senior Accelerated Stepdown has occured?	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False



M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS4
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	14,212,193.19
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	15,031.00
Total Deposits	14,227,224.19

Uses of Funds	Amount
Transfer to Certificate Account	14,189,990.26
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	37,233.67
Derivative Payment	N/A
Total Withdrawals	14,227,223.93
Ending Balance	0.00